VOTE ON INTERNET

Go to https://ts.vstocktransfer.com/pxlogin

Click on Proxy Voter Login and log-on using the below control number. Voting will be open until June 7, 2026 at 11:59 p.m (Eastern Time).

CONTROL #

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the envelope we have provided.

VOTE AT THE MEETING

You may vote in person by attending the Extraordinary General Meeting to be held on June 8, 2026, at 10a.m. local time. The Meeting will be conducted remotely via the following link:

https://register-conf.media-server.com/register/BI9df010c8f8604a5babfa18940f418e72

* SPECIMEN *
1 MAIN STREET
ANYWHERE PA 99999-9999

Please Vote, Sign, Date and Return Promptly in the Enclosed Envelope.

Extraordinary General Meeting Proxy Card - Uni-Fuels Holdings Limited

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THE BOARD OF DIRECTORS RECOMMENDS A VOTE "FOR" ALL PROPOSALS.

PROPOSAL ONE

By a special resolution, to approve the increase of votes that each class B ordinary share of US$0.0001 each of the Company is entitled to from 10 votes to 100 votes; and the vote each class A ordinary share of US$0.0001 each of the Company is entitled to shall remain 1 vote (the Variation of Class B Ordinary Shares Rights).

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL TWO

By ordinary resolutions, (a) to approve the increase of the authorised share capital of the Company from US$50,000 divided into 450,000,000 class A ordinary shares of US$0.0001 each (the Class A Ordinary Shares) and 50,000,000 class B ordinary shares of US$0.0001 each (Class B Ordinary Shares) to US$500,000 divided into 4,500,000,000 Class A Ordinary Shares of US$0.0001 each and 500,000,000 Class B Ordinary Shares of US$0.0001 each by the creation of an additional 4,050,000,000 Class A Ordinary Shares and 450,000,000 Class B Ordinary Shares (the Increase of Authorised Share Capital); and (b) to authorize and instruct the registered office provider of the Company (the RO Provider) to make any necessary filings with the Registrar of Companies in the Cayman Islands (the Registrar) in connection with the Increase of Authorised Share Capital.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL THREE

Subject to and conditional upon the passing of Proposal One and Proposal Two above, to resolve by special resolutions, (a) to adopt the second amended and restated memorandum and articles of association of the Company as set forth in Appendix A as the memorandum and articles of association of the Company in substitution for and to the exclusion of the existing amended and restated memorandum and articles of association of the Company in its entirety with immediate effect to reflect the Variation of Class B Ordinary Shares Rights and the Increase of Authorised Share Capital, and (b) to authorize the RO Provider to make any necessary filing with the Registrar in connection with the adoption of the second amended and restated memorandum and articles of association and the passing of these special resolutions.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL FOUR

Subject to and conditional upon the passing of Proposal One, Proposal Two and Proposal Three above, to resolve by ordinary resolutions: (a) to authorize the consolidation of every issued and unissued shares of the Company, at any one time or on multiple occasions as may be determined by the Board and announced by the Company during a period of up to 2 years from the date of the meeting at which the shareholders of the Company approve this resolution. Each consolidation shall take effect on such date as the Board may determine (each an Effective Date), and at such ratio as the Board may determine from time to time in its absolute discretion; PROVIDED THAT the cumulative consolidation ratio for all such share consolidation(s) (the Post-EGM Share Consolidation and together the Post-EGM Share Consolidations) shall not exceed 250:1, so that upon completion of the Post-EGM Share Consolidation(s), a shareholder holding up to every 250 Class A Ordinary Shares of US$0.0001 par value each will hold 1 new Class A Ordinary Share of par value up to US$0.025 each (the Post-consolidation(s) Class A Ordinary Shares), and a shareholder holding up to every 250 Class B Ordinary Shares of US$0.0001 par value each will hold 1 new Class B Ordinary Share of par value up to US$0.025 each (the Post-consolidation(s) Class B Ordinary Shares), with such Post-consolidation(s) Class A Ordinary Shares and Post-consolidation(s) Class B Ordinary Shares having the rights and being subject to the restrictions as set out in the Company's memorandum and articles of association in effect at the time of the Effective Date(s), and any fractional shares created as a result of the Post-EGM Share Consolidation(s) would be rounded up to the nearest whole share at the participant level; and (b) to authorize the Board, at its absolute and sole discretion, to either (i) implement one or more Post-EGM Share Consolidation(s), and determine the exact consolidation ratio and Effective Date of each Post-EGM Share Consolidation during a period of 2 years of the date of the Meeting; or (ii) elect not to implement any Post-EGM Share Consolidation during a period of 2 years of the date of the Meeting.

☐ FOR ☐ AGAINST ☐ ABSTAIN

PROPOSAL FIVE

By an ordinary resolution to authorize the chairman of the Meeting to adjourn the Meeting to a later date or dates, if necessary, to permit further solicitation and vote of proxies if, based upon the tabulated vote at the time of the Meeting, there are not sufficient votes to approve the Proposal One to the Proposal Four.

☐ FOR ☐ AGAINST ☐ ABSTAIN

(TO BE SIGNED ON REVERSE SIDE)

UNI-FUELS HOLDINGS LIMITED
EXTRAORDINARY GENERAL MEETING
10:00 AM LOCAL TIME
TO BE HELD ON JUNE 8, 2026

▼ DETACH PROXY CARD HERE TO VOTE BY MAIL ▼

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Mr. Koh Kuan Hua, Chief Executive Officer and Director of the Company, as agents and proxies of the undersigned, with full power of substitution to him, to represent and to vote on behalf of the undersigned all the ordinary shares (including Class A Ordinary Shares and/or Class B Ordinary Shares), par value $0.0001 each, of the Company (the "Ordinary Shares") which the undersigned is entitled to vote at the Extraordinary General Meeting of Shareholders (the "Meeting") to be held on June 8, 2026, at 10a.m. Singapore time, virtually at https://register-conf.media-server.com/register/BI9df010c8f8604a5babfa18940f418c72, and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Extraordinary General Meeting of Shareholders and Proxy Statement relating to the Meeting.

PLEASE SIGN, DATE AND RETURN THE PROXY IN THE ENVELOPE ENCLOSED. THIS PROXY WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED "FOR" THE LISTED PROPOSALS, IF SUCH PROPOSAL IS PRESENTED AT THE EXTRAORDINARY GENERAL MEETING, AND WILL GRANT DISCRETIONARY AUTHORITY TO VOTE UPON SUCH OTHER MATTERS AS MAY PROPERLY COME BEFORE THE EXTRAORDINARY GENERAL MEETING OR ANY ADJOURNMENTS THEREOF. THIS PROXY WILL REVOKE ALL PRIOR PROXIES SIGNED BY YOU.

Electronic Delivery of Future Proxy Materials. If you would like to reduce the costs incurred by Uni-Fuels Holdings Limited in mailing materials, you can consent to receiving all future proxy statements, proxy cards and annual reports electronically via email or the internet. To sign up for electronic delivery, please provide your email address below and check here to indicate you consent to receive or access proxy materials electronically in future years.

Email Address: ______________________________ ☐

PLEASE INDICATE YOUR VOTE ON THE REVERSE SIDE

Date	**Signature**	**Signature, if held jointly**
____________	____________________	____________________

Note: This proxy must be signed exactly as the name appears hereon. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by a duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by an authorized person.

To change the address on your account, please check the box at right and indicate your new address. ☐

* SPECIMEN * AC:ACCT9999